UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

FUND WATCH
A Portfolio of Great Companies at Cheap Prices
The manager of Longleaf Partners says his fund holds stocks with the potential for big returns.
By Andrew Tanzer
     The market may finally be starting to cooperate with Mason Hawkins, one of the managers of Longleaf Partners. The fund, a member of the Kiplinger 25, was up 2% this year through March 27, a return 10 percentage points better than Standard & Poor’s 500-stock index. Last year, Longleaf (symbol LLPFX) shed 51% of its value — 14 points worse than the index.
     Of course, Hawkins, a crusty legend in the mutual fund industry, couldn’t care less about short-term results. Operating from Memphis, Tenn., he’s run Longleaf since its inception in April 1987 (Staley Cates became a co-manager in 1994), adhering strictly to a bottom-up, value-oriented discipline with an eye toward the long term.
     When we caught up with Hawkins before the market’s recent turnaround began, he could barely contain his enthusiasm. Why? He was confident that he had filled his portfolio with wonderful businesses selling at cheap prices. “Even if you assume that it takes a while for the economic picture to improve,” he says, “there are certain great companies with very, very discounted share prices” that offer the potential for significant future returns.
     One of Hawkins’s favorite measures is to compare a stock’s free-cash-flow yields to the yield of Treasuries. (Hawkins defines free cash flow — “owner’s profit”— as cash flow minus capital spending and working capital. To figure free-cash-flow yield, you divide free cash flow per share by the share price.) By this yardstick, and with Treasuries currently yielding just 3%, he says, “stocks have never been cheaper” during his 35-year investment career.
     Hawkins notes that many of the holdings in his concentrated portfolio, such as Dell (DELL), Disney (DIS), eBay (EBAY) and DirecTV (DTV), are paying free-cash-flow “coupons” well into the teens. And, unlike the fixed-interest payments of Treasury bonds, these “coupons” will grow over time, assuming the businesses generate ever-higher amounts of free cash flow. “The market is voting fearfully today because no one knows when the economic world will stabilize,” says Hawkins.
     He seeks to own highly competitive, entrenched businesses managed by “honorable and capable people.” Longleaf appraises a business and buys the stock when the fund managers reckon it’s selling at a 40% or larger discount from the underlying company’s intrinsic value. Hawkins believes that, on average, his holdings today sell for less than half of the value of the underlying businesses. Says Hawkins: “We believe that great businesses like Walgreen (WAG), Yum Brands (YUM) and DirecTV will not only grow significantly over the next decade but also have few competitive threats. The strong will get stronger in this credit-starved environment, and eventually investor psychology will shift from fear to greed.”
     Longleaf, which reopened to new investors in January 2008, levies no sales fee and carries an annual expense ratio of 0.90%. It requires an initial minimum investment of $10,000.
(#18620) Reprinted with permission from the April 1, 2009 issue of Kiplinger.com.
© 2009 The Kiplinger Washington Editors Inc. All rights reserved.
This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Fund and its respective benchmark for the one, five and ten year periods ended March 31, 2009 are as follows: Longleaf Partners Fund, -45.73%, -8.47%, and 0.28%; S&P 500 Index, -38.09%, -4.76% and -3.00%. Fund returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.

4-16-09

TO OUR SHAREHOLDERS:

We are happy to report that, in the first quarter, the Longleaf Partners and Small-Cap Funds materially outperformed their market benchmarks and most of their peers, although they did not meet our absolute return goal. All three Funds have made impressive gains versus their benchmarks over the last decade and longer. Subsequent to quarter end, each Longleaf Fund has surged some 12-13% in April. We believe “Mr. Market” is in the early stages of weighing our investees’ economics more justly, and hope that the strong start to quarter two portends good results for the rest of the year.

	Cumulative Returns through March 31, 2009
	20 Year	15 Year		10 Year	5 Year	1 Year	Q109

Partners Fund (4/8/87 IPO)	463.2%	159.7%		2.8%	(35.8)%	(45.7)%	(2.1)%
S&P 500 Index	319.1	136.5		(26.3)	(21.7)	(38.1)	(11.0)

Small-Cap Fund (2/21/89 IPO)	338.8	227.0		46.1	(18.4)	(41.4)	(7.6)
Russell 2000 Index	258.6	106.2		21.1	(23.6)	(37.5)	(15.0)

International Fund (10/26/98 IPO)	NA	91.6	*	65.9	(19.3)	(42.2)	(15.2)
Index	NA	1.8	*	(8.1)	(10.5)	(46.5)	(13.9)

Inflation plus 10%	1013.3	484.1		227.0	80.7	9.6	3.7

* Returns since International Fund inception on 10/28/98. During the inception year, the EAFE Index was available at month-end only; therefore, the Index value at 10/31/98 was used to calculate performance since inception. Average annual total returns for the Longleaf Partners Funds and their respective benchmarks for the five and ten year periods ended March 31, 2009 are as follows: Longleaf Partners Fund, (8.47)%, and 0.28%; S&P 500 Index, (4.76)% and (3.00)%; Longleaf Partners Small-Cap Fund, (3.98)%, and 3.86%; Russell 2000 Index, (5.24)%, and 1.93%; Longleaf Partners International Fund, (4.20)% and 5.19%; EAFE Index, (2.18)% and (0.84)%. Fund returns and those of the unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. The Funds may use currency hedging as an investment strategy. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

Never in our investing careers has the obsession with macro economic trends so overwhelmed the interest in fundamental analysis. People ask about our forecasts on interest rates, economic growth, inflation, currencies, government debt, geopolitical events, commodity prices, and the stock market. Our answers surely disappoint because we tell them we offer no unique clairvoyance that has a high probability of being useful. When we discuss the characteristics of the businesses we own, something we can talk about with a degree of certainty, many lose interest. Market commentators’ remarks often imply that the old-fashioned approach of buying and holding individual undervalued securities as a protection against future events is not only antiquated but worthless in this environment. Because macro events indeed dominated all returns in all asset classes in 2008, people illogically are extrapolating that macro events will exclusively dictate all future performance. Just as capitalism must be explained and even defended in these incredible times, the purpose and benefit of disciplined security analysis, accepted as a given until 2008, actually needs to be re-explained to many investors.

Security analysis not only remains relevant, but is more important today than at any point in Southeastern’s history. Current conventional wisdom, which holds the opposite view, is pricing in an Armageddon macro scenario and driving equity prices to levels that offer huge opportunity to a good business analyst and long-term investor. In January the S&P 500 concluded the worst ten year period in the Index’s 82 year history. We are spending our days sifting through the rubble of worldwide stocks to make the all-important determination of which companies have had their moats permanently impaired and which stocks are temporarily out of favor but have long-term futures unaffected by the current set of unpleasant economic realities. Business quality has to be even more durable than before; management at our investees has to be so good that they can lead their companies out of this stronger than when they entered; and balance sheets have to be able to survive the most duress ever tested.

Rigorous security analysis represents the first critical step to successful investing. This environment also has confirmed the importance of a large margin of safety between the price paid for a stock and its true worth as determined by security analysis. Southeastern pays less than 60% of appraised value for a business because this margin of safety helps to insulate not from short-term price swings, but from appraisal mistakes or business changes such as we have seen in the last six months. This margin also provides a large portion of the eventual return. Though not apparent from recent results, the required discount is paying off handsomely in this bear market, assuming one ascribes to Ben Graham’s view that the market will weigh businesses properly over the long term. After adjusting our appraisals downward to account for this recession, the large majority of our portfolio companies still have a cost basis materially lower than intrinsic value. Reaching fair value will create a gain, which is why we believe that returns have been deferred but not lost. If we did not have the large margin of safety in the prices we originally paid for securities, we would be facing the prospect of a loss in many names given the appraisal markdowns.

Because most have abandoned security analysis and long-term investing, and many have sworn off equities for fear of short-term macro uncertainties, our opportunity to own severely discounted dominant companies has never been better. Anchored by our conservative appraisals, which assume that the global recession lasts through 2009 and becomes the new base for earnings going forward, we have a substantial margin of safety. Our portfolios are trading at a price-to-value ratio below 45%. We have stress tested our assumptions. If the recession lasts longer, appraisals could decline. The P/V might rise, but would remain far below the long-term average. The future implied returns still would be compelling. Not only does the current P/V contain downside protection against loss as well as substantial return opportunity, but the expected returns will increase rapidly as appraisals move up materially when the economy recovers.

The fear and risk-averse posture in the market’s pricing today make now the perfect opportunity to go on offense — not only within our portfolios but also for our management partners. Many are retiring shares significantly, thereby increasing values per share and our ownership interest. We have been working diligently to ensure that our partners are optimizing capital allocation and pursuing value recognition.

As for the specifics of the first quarter: the bad news is that corporate values worldwide continued to suffer from weaker profits than forecast even from last quarter. The good news, however, is that the discounting mechanism of corporate profits seems to be healing. Corporations have been able to offer debt that, in terms of total interest expense, is quite reasonable, even if spreads over puny Treasury yields are large. This affordable credit not only offers liquidity to many companies, but most importantly, validates the discount rates that we use to appraise the equity of the same or similar corporations. We have built double conservatism into our analysis by applying the validated high discount rates against depressed 2009 earnings streams (not “normalized” earnings used by many.) Bond yields are increasingly relevant rather than just academic. Against those bond yields in both absolute and historical terms we own dramatically higher equity yields that suggest far higher equity returns. Across our composite, corporate bond yields probably average in the high single digits, while our average free cash flow “earnings yield” averages in the mid-teens. Additionally, corporate cash flows should grow significantly over time while bond coupons will not.

We are encouraged by the brief period since the market made initial lows in mid-November. Since that time Longleaf’s relative and absolute returns have gained significant ground. Market volatility is likely to continue, but for the businesses we own, the extreme discounting that took the P/V as low as the mid-30%s has begun to turn. We have a long way to go both to make up for 2008’s results and to reach full value, but since November 20th, the Funds have made significant progress:

		S&P	Small-	Russell	Inter-
	Partners	500	Cap	2000	national	EAFE

11/20/08 to 4/16/09	38.5%	16.4%	33.1%	24.0%	22.6%	10.4%

We look forward to being with many of you and answering your questions in person at the Longleaf Partners Funds annual shareholder presentation on May 7 at 5:30 p.m. at The Bridges Center, 477 N. Fifth Street in Memphis. For those who cannot attend, our audio and transcript of the meeting will be posted on our website, www.longleafpartners.com, before the end of May.

Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

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